Exhibit 12. Computation of Ratios

Debt to Total Market Capitalization Ratio
	Year Ended	Year Ended
	December 31, 2015	December 31, 2015
	excluding unconsolidated	including pro rata share of
Dollars in thousands	joint venture debt	unconsolidated joint venture debt

Total Common Shares Outstanding	100,598	100,598
Closing Price Per Share	10.62	10.62
Equity Market Capitalization Common Shares	1,068,351	1,068,351
Preferred Stock A (at face value)	110,000	110,000
Preferred Stock B (at face value)	100,000	100,000
Total Debt	807,987	1,033,550
Total Market Capitalization	2,086,338	2,311,901
Debt to Total Market Capitalization	38.7%	44.7%

Interest Expense Coverage Ratio

See Part II, Item 7, page 56 of this Form 10-K for the calculation